Exhibit 99.1
TELUS International reports fourth quarter and full-year 2021 results, delivering double-digit revenue and profitability growth, setting the stage for a strong 2022 outlook

Q4 revenue of $600 million, up 36% year-over year; full-year revenue of $2,194 million, up 39%
Q4 net income of $36 million and full-year net income of $78 million, compared with $21 million and $103 million in the prior year, respectively
Q4 diluted EPS of $0.13 and full-year diluted EPS of $0.29, compared with $0.09 and $0.46 in the prior year, respectively
Q4 Adjusted EBITDA1 of $143 million, 12% higher year-over-year; full-year Adjusted EBITDA of $540 million, 38% higher
Q4 Adjusted Diluted EPS1 of $0.28, consistent year-over-year, full-year Adjusted Diluted EPS of $1.00, 41% higher
Improved leverage and continued strong liquidity position demonstrated in Q4 and throughout 2021
Full-year 2022 outlook sets expectation for continued double-digit growth at scale

Vancouver, Canada – February 10, 2022 – TELUS International (NYSE and TSX: TIXT), a digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the fourth quarter and full-year ended December 31, 2021. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“This past year was truly remarkable for TELUS International thanks to the ongoing dedicated efforts of our highly-engaged global team. Together, we achieved many milestones in 2021, such as successfully debuting as a publicly listed company on both the New York and Toronto stock exchanges, advancing our global leadership in the exciting AI services space through the continued integration of our strategic acquisitions, and being named a ‘Leader’ on the IDC MarketScape: Worldwide Digital Customer Care Services 2021-2022,” said Jeff Puritt, President and CEO of TELUS International. “Notably, for the eighth consecutive year, we maintained our leading top-quartile global team engagement score, all the while continually adapting aspects of our business to consistently meet and exceed our teams’ and clients’ needs through the prolonged pandemic. Moreover, in the fourth quarter, we expanded many of our client and partner relationships, and sustained our momentum of new client wins, securing multi-year engagements with one of the top wireless carriers in the U.S., a rapidly growing Australian software firm, a large manufacturer in the global PC gaming market and pioneer in modern computer graphics, and a leading American software developer for marketing, sales, and customer service. Backed by a full suite of end-to-end digital solutions, and full-service design-build-deliver capabilities, the new clients signed by our global sales team in Q4 are focused on complex, technology-enabled, business outcomes. These high-quality partnerships have the potential to strongly contribute to our profitable growth well into the future.”

Vanessa Kanu, CFO said, “I am pleased to report that TELUS International delivered on its financial objectives for 2021. We are successfully continuing to scale the business, reaching total revenues of approximately $2.2 billion for
1 Adjusted EBITDA is a non-GAAP financial measure and Adjusted Diluted EPS is a non-GAAP ratio. See Non-GAAP section of this news release.

the year, reflecting a 39% increase over 2020. On both revenue and profitability metrics, our team delivered at the higher end of the outlook range we had previously shared, despite an unfavourable shift in the Euro to US dollar foreign exchange rate during the second half of the year and particularly during the fourth quarter — once again executing our strategy with a level of consistency our stakeholders have come to expect. We are ending 2021 in a solid financial position, with further improved leverage, translating into expanded available liquidity, providing us with ample flexibility to pursue thoughtful, accretive acquisition opportunities to complement our increasing organic growth.”

“TELUS International’s unwavering focus on profitable growth helps to ensure that we stay resilient against a backdrop of ongoing macroeconomic uncertainty,” continued Vanessa. “On that note, we are also announcing our 2022 outlook, which features an expected strong double-digit revenue growth and healthy profitability levels. The outlook we are providing reinforces the momentum we are seeing and our ongoing commitment to executing on our growth strategy,” Vanessa concluded.

Provided below are financial and operating highlights that include certain non-GAAP measures. See Non-GAAP section of this news release.
Q4 2021 vs. Q4 2020 highlights
▪Revenue of $600 million, up 36%, with organic revenue growth of $67 million, or 15%, which was driven by an increase in existing and new client business, and revenue growth from prior acquisitions of $91 million or 21%, which was primarily attributable to our two AI-focused acquisitions (rebranded as TELUS International AI Data Solutions). Organic revenue growth included an unfavourable foreign currency impact of approximately 2%, predominantly driven by the Euro to the U.S. dollar exchange rate.
▪Net income of $36 million and diluted EPS of $0.13, compared with $21 million and $0.09 respectively, in the same quarter of the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of these items, was 14% higher year-over-year at $75 million in the fourth quarter of 2021, compared with $66 million in the same quarter of the prior year, driven largely by revenue growth that outpaced an increase in operating expenses.
▪Adjusted EBITDA was $143 million, up 12% from $128 million in the same quarter of the prior year, and Adjusted EBITDA margin2 was 23.8%, compared with 29.0% in the same quarter of the prior year, with the year-over-year differential largely due to contributions from our high-growth AI-focused acquisitions and higher operating expenses to support growth and new client programs. Adjusted Diluted EPS was $0.28, consistent with the same quarter of the prior year.
▪Cash provided by operating activities was $64 million, compared with $95 million in the same quarter of the prior year, driven by higher income tax and share-based compensation payments, and an increase in net working capital. Free Cash Flow2 was $29 million, compared with $70 million in the same quarter of the prior year, as a result of the aforementioned factors and an increase in capital expenditures to support continued business growth.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 2.1x as of December 31, 2021, further improved from 2.2x as of September 30, 2021.
▪Team member count was 62,141 as of December 31, 2021, an increase of 23% year-over-year, reflecting continued growth to meet increased client demand and business expansion.
2021 vs. 2020 highlights
▪Revenue of $2,194 million, up 39%, with organic revenue growth of $268 million or 17%, which was driven by an increase in existing and new client business, while revenue growth from prior acquisitions was $344 million or 22%. Organic revenue growth included a net favourable foreign currency impact of approximately 2%, predominantly driven by the Euro to the U.S. dollar exchange rate.
2 Adjusted Net Income and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin is a non-GAAP ratio. See Non-GAAP section of this news release.

▪Net income of $78 million and diluted EPS of $0.29, compared with $103 million and $0.46 respectively, in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income, which excludes the impact of these items, was 67% higher year-over-year at $267 million, compared with $160 million in the prior year.
▪Adjusted EBITDA of $540 million, up 38% from $391 million in the prior year, and Adjusted EBITDA margin of 24.6%, relatively consistent with 24.7% in the prior year. Adjusted Diluted EPS was $1.00, up 41% from $0.71 in the prior year.
▪Cash provided by operating activities was $282 million, compared to $263 million in the prior year, driven by an increase in net income adjusted for non-cash items, arising from the growth in our organic business and the positive cash flows generated from our recent acquisitions, which were offset in part by higher income tax and share-based compensation payments, and an increase in net working capital. Free Cash Flow was $181 million, compared to $189 million in the prior year, as a result of the aforementioned factors and an increase in capital expenditures to support continued business growth.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 2.1x as of December 31, 2021, a meaningful improvement from 4.1x as of December 31, 2020 due to debt repayments from the proceeds from our initial public offering and cash generated from the business, combined with higher Adjusted EBITDA compared to the prior year.

A discussion of our results of operations will be included in our 2021 Management’s Discussion and Analysis to be filed on SEDAR and “Item 5: Operating and Financial Review and Prospects” in Form 20-F to be filed on EDGAR and on SEDAR. Such materials and additional information will also be provided at telusinternational.com/investors.

Outlook
Management has released the following full-year outlook for 2022:

•Revenue in the range of $2,550 to $2,600 million, representing growth of 16.2% to 18.5% on a reported basis, and 18% to 20% constant currency growth. This assumes the euro, in which over one-third of our revenues are derived, remains stable relative to the January 2022 average exchange rate of approximately one euro to 1.13 U.S. dollars.
•Adjusted EBITDA Margin of approximately 24%
•Adjusted Diluted EPS in the range of $1.18 to $1.23

Q4 2021 investor call
TELUS International will host a conference call today, February 10, 2022 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the fourth quarter and full-year results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2022 results, our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, results of operations and financial condition. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2022 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2022 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of our acquisitions of CCC, Managed IT Services business (MITS) and TIAI; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic, including the development and spread of new and existing variants, and related conditions, on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
▪We face intense competition from companies that offer services similar to ours.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic and related conditions.
▪Our business would be adversely affected if most or all of individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees and not as independent contractors.
▪We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.
▪Our content moderation team members may suffer adverse effects in the course of performing their work. Although the wellness and resiliency programs we offer are designed to support the physical and mental well-being of our team members, there may be occasions where our wellness and resiliency programs do not sufficiently mitigate those effects, given the pace of change in the content to be moderated, changes in regulations, shifts in recommended approaches to address these effects and other influences on this type of work. Our failure to mitigate these effects could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.

▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS appointed directors will, for the foreseeable future, control the TELUS International Board of Directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report to be filed on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F to be filed on EDGAR.

TELUS International (Cda) Inc.
Consolidated Statements of Income

	Three months		Twelve months
Periods ended December 31 (US$, in millions except earnings per share)	2021	2020	2021	2020
REVENUE	$600	$442	$2,194	$1,582

OPERATING EXPENSES
Salaries and benefits	332	259	1,222	947
Goods and services purchased	125	55	432	244
Share-based compensation	9	12	75	29
Acquisition, integration and other	5	25	23	59
Depreciation	30	27	115	99
Amortization of intangible assets	36	23	142	83
	537	401	2,009	1,461

OPERATING INCOME	63	41	185	121

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	—	—	(74)
Interest expense	8	11	44	46
Foreign exchange gain	(2)	(4)	(1)	(2)
INCOME BEFORE INCOME TAXES	57	34	142	151
Income tax expense	21	13	64	48
NET INCOME	$36	$21	$78	$103

EARNINGS PER SHARE
Basic	$0.14	$0.09	$0.30	$0.46
Diluted	$0.13	$0.09	$0.29	$0.46

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	266	232	264	224
Diluted	269	234	267	226

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at (US$ millions)	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$115	$153
Accounts receivable	414	296
Due from affiliated companies	53	49
Income and other taxes receivable	6	18
Prepaid expenses	36	23
Current derivative assets	3	2
	627	541
Non-current assets
Property, plant and equipment, net	405	362
Intangible assets, net	1,158	1,323
Goodwill	1,380	1,428
Deferred income taxes	23	7
Other long-term assets	33	34
	2,999	3,154
Total assets	$3,626	$3,695

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$327	$252
Due to affiliated companies	71	31
Income and other taxes payable	67	91
Advance billings and customer deposits	7	8
Current portion of provisions	2	17
Current maturities of long-term debt	328	92
Current portion of derivative liabilities	5	1
	807	492
Non-current liabilities
Provisions	10	24
Long-term debt	820	1,674
Derivative liabilities	17	57
Deferred income taxes	305	324
Other long-term liabilities	12	13
	1,164	2,092
Total liabilities	1,971	2,584

Owners’ equity	1,655	1,111
Total liabilities and owners’ equity	$3,626	$3,695

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

	Three months		Twelve months
Periods ended December 31 (US$ millions)	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income	$36	$21	$78	$103
Adjustments:
Depreciation and amortization	66	50	257	182
Interest expense	8	11	44	46
Income taxes	21	13	64	48
Share-based compensation	9	12	75	29
Changes in business combination-related provisions	—	—	—	(74)
Change in market value of derivatives and other	6	26	—	32
Net change in non-cash operating working capital	(40)	(12)	(69)	1
Share-based compensation payments	(15)	(6)	(45)	(14)
Interest paid	(8)	(11)	(29)	(34)
Income taxes paid, net	(19)	(9)	(93)	(56)
Cash provided by operating activities	64	95	282	263
INVESTING ACTIVITIES
Cash payments for capital assets	(32)	(21)	(99)	(60)
Cash payments for acquisitions, net of cash acquired	—	(937)	(11)	(1,742)
Payment to acquire non-controlling interest in subsidiary	—	(20)	—	(70)
Cash used in investing activities	(32)	(978)	(110)	(1,872)
FINANCING ACTIVITIES
Shares issued	1	297	527	656
Share issuance costs	—	—	(34)	—
Withholding taxes paid related to net share settlement of equity awards	(2)	—	(5)	—
Repayment of long-term debt	(77)	(104)	(765)	(819)
Proceeds from long-term debt	32	709	71	1,854
Cash (used in) provided by financing activities	(46)	902	(206)	1,691
Effect of exchange rate changes on cash and cash equivalents	(1)	(5)	(4)	(9)
CASH POSITION
(Decrease) increase in cash and cash equivalents	(15)	14	(38)	73
Cash and cash equivalents, beginning of period	130	139	153	80
Cash and cash equivalents, end of period	$115	$153	$115	$153

Non-GAAP reconciliations

	Three Months Ended December 31		Twelve Months Ended December 31
(US$, in millions except per share amounts)	2021	2020	2021	2020
Net income	$36	$21	$78	$103
Add back (deduct):
Changes in business combination-related provisions	—	—	—	(74)
Acquisition, integration and other	5	25	23	59
Share-based compensation	9	12	75	29
Foreign exchange gain	(2)	(4)	(1)	(2)
Amortization of purchased intangible assets	33	22	132	75
Tax effect of the adjustments above	(6)	(10)	(40)	(30)
Adjusted Net Income	$75	$66	$267	$160
Adjusted Basic Earnings Per Share	$0.28	$0.28	$1.01	$0.71
Adjusted Diluted Earnings Per Share	$0.28	$0.28	$1.00	$0.71

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ millions)	2021	2020	2021	2020
Net income	$36	$21	$78	$103
Add back (deduct):
Changes in business combination-related provisions	—	—	—	(74)
Interest expense	8	11	44	46
Foreign exchange gain	(2)	(4)	(1)	(2)
Income taxes	21	13	64	48
Depreciation and amortization	66	50	257	182
Share-based compensation	9	12	75	29
Acquisition, integration and other	5	25	23	59
Adjusted EBITDA	$143	$128	$540	$391
Adjusted EBITDA Margin	23.8%	29.0%	24.6%	24.7%

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ millions)	2021	2020	2021	2020
Cash provided by operating activities	$64	$95	$282	$263
Less: capital expenditures	(35)	(25)	(101)	(74)
Free Cash Flow	$29	$70	$181	$189

As at (US$, in millions except for ratio)	December 31, 2021	December 31, 2020

Outstanding credit facility	941	1,568
Contingent facility utilization	7	7
Net derivative	19	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$867	$1,531
Adjusted EBITDA (trailing 12 months)	$540	$391
Adjustments required as per credit agreement	(118)	(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.1	4.1
1 A cash balance of $100 million is used in accordance with the maximum permitted under the credit agreement; actual cash balance as of December 31, 2021 and December 31, 2020 was $115 million and $153 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. The company is building stronger communities and helping those in need through large-scale volunteer events that have positively impacted the lives of more than 250,000 citizens around the world and through its five TELUS International Community Boards that have provided $4.6 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com